All Correspondence to:

By Mail Integrated Media Technology Limited
PO Box 1171
North Adelaide SA 5006 Australia

By Fax: +61 8 8312 0248

By Phone: (within Australia) 08 7324 6018
(outside Australia) +61 8 7324 6018

Integrated Media Technology Limited
ACN 132 653 948

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be recorded **before 3:00pm (ACST) on Wednesday, 29th May 2019.**

TO VOTE BY COMPLETING THE PROXY FORM

STEP 1 ENTER SHAREHOLDER DETAILS

Enter you shareholder details as they appear on the share register.
Shareholder details **must be** the Shareholder name and address as they appear on the Company's share register.

STEP 2 APPOINTMENT OF PROXY

Indicate who you want to appoint as your Proxy.
If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

Appointment of a Second Proxy
You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company secretary registry or you may copy this form.

To appoint a second proxy you must:
(a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(b) return both forms together in the same envelope.

STEP 3 VOTING DIRECTIONS TO YOUR PROXY

To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid.

Proxy which is a Body Corporate
Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an "Appointment of Corporate Representative" prior to admission. An Appointment of Corporate Representative form can be obtained from the company secretary.

STEP 4 SIGN THE FORM

The form **must** be signed as follows:
Individual: This form is to be signed by the Securityholder.
Joint Holding: where the holding is in more than one name, all the Securityholders should sign.
Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. **Please indicate the office held by signing in the appropriate place.**

STEP 5 LODGEMENT

Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by **3:00pm (ACST) on Wednesday, 29th May 2019.** Any Proxy Form received after that time will not be valid for the scheduled meeting.

Proxy forms may be lodged:

By Fax	+ 61 8 8312 0248
By Mail	Integrated Media Technology Limited PO Box 1171 North Adelaide SA 5006 Australia
In Person	Level 7, 420 King William Street Adelaide SA 5000 Australia

Attending the Meeting

If you wish to attend the meeting please bring this form with you to assist registration.

Integrated Media Technology Limited
ACN 132 653 948

PROXY FORM

STEP 1 ENTER SHAREHOLDER DETAILS

Please enter your shareholder details below :

I/We...

(please print Shareholder name as it appears on the company share register)

of...

(please print Shareholder address as it appears on the company share register)

Being a shareholder of **Integrated Media Technology Limited provide the following instructions**.

STEP 2 APPOINT A PROXY

I/We being a member/s of **Integrated Media Technology Limited** (Company) and entitled to attend and vote hereby appoint:

☐ the **Chair of the Meeting (mark box)**

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy below

☐

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the Annual General Meeting of the Company to be held at **Level 7, 420 King William Street, Adelaide, SA 5000 on Friday, 31st May 2019 at 3:00pm (ACST)** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

The Chair of the Meeting will vote all undirected proxies in favour of all Items of business. If you wish to appoint the Chair of the Meeting as your proxy with a direction to vote against, or to abstain from voting on an item, you must provide a direction by marking the 'Against' or 'Abstain' box opposite that resolution.

STEP 3 VOTING DIRECTIONS

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

		For	Against	Abstain*
Resolution 1	Election of Director: Mr. Wu Hua Zhang ("Mr. Zhang")	☐	☐	☐

STEP 4 SIGNATURE OF SHAREHOLDERS

This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
☐	☐	☐
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name.. Contact Daytime Telephone.. Date / / 2019